March 31, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SCYNEXIS, Inc.

Registration Statement on Form S-1 (File No. 333-194192)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of SCYNEXIS, Inc. (the “Company”) with respect to the effective time of the above referenced Registration Statement so that it may be declared effective Wednesday April 2, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that approximately 998 copies of the preliminary prospectus, dated March 18, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers from March 19, 2014 through the date hereof.

The undersigned, as Representatives, hereby represent on behalf of the several underwriters that the underwriters have complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

RBC CAPITAL MARKETS, LLC

By:	/s/ Jason Levitz
Name:	Jason Levitz
Title:	Managing Director

CANACCORD GENUITY, INC.

By:	/s/ Eugene Rozelman
Name:	Eugene Rozelman
Title:	Managing Director

On behalf of each of the underwriters